Hunton & Williams LLP	HUNTON & WILLIAMS LLP BANK OF AMERICA PLAZA SUITE 4100 600 PEACHTREE STREET, N.E. ATLANTA, GEORGIA 30308-2216 TEL 404 • 888 • 4000 FAX 404 • 888 • 4190
DAVID M. CARTER DIRECT DIAL: 404-888-4246 EMAIL: dcarter@hunton.com

February 2, 2006	FILE NO: 21043.000530

Privileged and Confidential

Via Facsimile (202) 772-9205

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance

NTELOS Holdings Corp.

Registration Statement on Form S-1 filed October 6, 2005, as amended (the “S-1”)

Registration No. 333-128849 (as amended, the “Registration Statement”)

Dear Mr. Spirgel:

On behalf of NTELOS Holdings Corp., a Delaware corporation (the “Company”), we are writing in response to an oral comment received from the Staff during our conversation on February 1, 2006, requesting the Company’s analysis as to why the Company believes it does not need to provide additional disclosure in the Registration Statement regarding Item 402 of Regulation S-K (“Item 402”) and Item 404 of Regulation S-K (“Item 404”), each promulgated under the Securities Exchange Act of 1934, as amended, for the fiscal year ended December 31, 2005.

The Company does not believe it is appropriate to add the line item for the fiscal year ended December 31, 2005, to the Summary Compensation Table set forth on page 119 of the Registration Statement because the Company does not have this information at this time. As disclosed on page 4 of the Registration Statement, the Company has not yet completed its year-end closing process and therefore does not yet have financial results for the year ended December 31, 2005, from which such information is derived. Nevertheless, the Company believes that it has substantially disclosed all of the requirements set forth in Item 402 and Item 404 for the fiscal year ended December 31, 2005, in other sections of the Registration Statement. To the extent any information required to be disclosed pursuant to Item 402 or Item 404 is not in the Registration Statement for the year ended December 31, 2005, it is because the Company cannot determine such information until such time as it completes its year-end closing process and obtains its financial results.

The disclosure required for Item 402(b) for the fiscal year ended December 31, 2005, is substantially set forth on pages 125 to 126 of the Registration Statement. Because the Company has not yet completed its year-end closing process and therefore does not yet have financial results for the year ended December 31, 2005, it cannot provide the actual amounts of

Mr.Larry Spirgel

February 2, 2006

compensation received in 2005 for the CEO and each of the named executive officers. In addition, bonus amounts for our CEO and named executive officers in respect of 2005 have not yet been determined.

The disclosure required by Item 402(c), (d) and (e) is set forth on page 120 of the Registration Statement, where the Company discloses that no options have been granted to the CEO or any of the other named executive officers and that the CEO and the other named executive officers hold no options. In addition, on pages 121 to 124 of the Registration Statement, the incentive plan currently operative and the new incentive plan to be adopted by as of the closing of the initial public offering is described in detail.

The disclosure required by Item 402(f) for the fiscal year ended December 31, 2005, is set forth on page 126 of the Registration Statement. The disclosure required by Item 402(g) is set forth on page 127 of the Registration Statement. The disclosure required by Item 402(h) is set forth on pages 125 to 126 of the Registration Statement. The disclosure required by Item 402(j) is set forth on page 129 of the Registration Statement.

The information required by Item 404 is set forth on pages 132 to 134 of the Registration Statement and is updated disclosure through the date of the Registration Statement, which is January 26, 2005. Additional information regarding certain related party transactions with the CVC Entities and the Quadrangle Entities, our sponsors, is also set forth on pages 5, 6, 26 and 31 of the Registration Statement.

For these reasons, the Company believes that that it is acting in good faith to comply with the disclosures required by Item 402 and Item 404 and that substantially all of the disclosure for the fiscal year ended December 31, 2005, is contained in the Registration Statement. To the extent the Company has not put forth disclosure in the Registration Statement related to Item 402 and Item 404 it is because the information is not yet available because the Company has not completed its year-end closing process and therefore does not have financial results for the year ended December 31, 2005.

Mr.Larry Spirgel

February 2, 2006

Please direct any further questions or comments you may have regarding the foregoing to the undersigned at (404) 888-4246. We look forward to your consideration of these matters and are available to discuss them at your convenience.

Very truly yours,

/s/ David M. Carter
David M. Carter

Enclosures

cc:	Cheryl Grant, Esq. (via electronic transmission) Mr. Michael B. Moneymaker (via electronic transmission) R. Mason Bayler, Jr., Esq. (via electronic transmission) David I. Meyers, Esq. (via electronic transmission)